Consolidated Financial Statements

For the Years Ended December 31, 2017, and 2016

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising three directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Professional Accountants. The Independent Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee with or without management being present.

Gord Johnston	Dan Lefaivre
President & CEO	Executive Vice President & CFO
February 21, 2018	February 21, 2018

F-1	Stantec Inc.

Management’s Annual Report on Internal Control

over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

The Company accounts for joint operations in accordance with IFRS. The Company’s significant joint operations are: Balfour Beatty MWH Joint Venture, Costain MWH Delivery Partner, Efficient Service Delivery, MBV Energy Recovery, MWH Constructors, Israel, Inc. Shikun and Binui - Solei Boneh Infrastructure, Ltd., Joint Venture, MWHT Costain Joint Venture, and Skanska MWH Balfour Beatty Joint Venture. Once the financial information is obtained from these joint arrangements, it falls within the scope of the Company’s internal controls framework. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these joint arrangements. The 2017 consolidated financial statements of the Company includes $93.3 million and $25.7 million of total assets and net assets, respectively, as at December 31, 2017, and $304.0 million and $20.7 million of revenues and net income, respectively, for the year then ended related to these joint arrangements.

Management has assessed the effectiveness of the Company’s internal control over financial reporting, as at December 31, 2017, and has concluded that such internal control over financial reporting is effective. Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2017, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Inventrix Engineering, Inc.; RNL Facilities Corporation; and North State Resources, Inc. acquisitions, which are included in the Company’s 2017 consolidated financial statements. The aggregate assets acquired were $17.7 million, representing 0.5% of the Company’s total assets as at December 31, 2017. The gross revenue earned from their dates of acquisition to December 31, 2017, constituted 0.4% of the Company’s gross revenue for the year ended December 31, 2017.

Gord Johnston	Dan Lefaivre
President & CEO	Executive Vice President & CFO
February 21, 2018	February 21, 2018

F-2	Stantec Inc.

Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Stantec Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of income, comprehensive (loss) income, shareholders’ equity and cash flows for the years ended December 31, 2017 and 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2017 and 2016 in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 21, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with IFRSs as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

F-3	Stantec Inc.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 1993.

Chartered Professional Accountants

Edmonton, Canada

February 21, 2018

F-4	Stantec Inc.

Report on Internal Control over Financial Reporting

(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Stantec Inc.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework),” (the COSO criteria). In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Balfour Beatty MWH Joint Venture, Costain MWH Delivery Partner, Efficient Service Delivery, MBV Energy Recovery, MWH Constructors, Israel, Inc., Shikun and Binui – Solei Boneh Infrastructure, Ltd., Joint Venture, MWHT Costain Joint Venture and Skanska MWH Balfour Beatty Joint Venture (Joint Arrangements), which are included in the 2017 consolidated financial statements of the Company and constituted $93.3 million and $25.7 million of total and net assets, respectively, as of December 31, 2017, and $304 million and $20.7 million of gross revenues and net income, for the year then ended. In addition, it did not include the internal controls of Inventrix Engineering, Inc., RNL Facilities Corporation, and North State Resources, Inc. (Acquisitions), which are included in the 2017 consolidated financial statements of the Company. The total assets acquired from these specified acquisitions represented 0.5% of Stantec Inc.’s consolidated total assets as at December 31, 2017, and 0.4% of Stantec Inc.’s consolidated gross revenues for the year then ended. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of the Joint Arrangements and Acquisitions.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of Stantec Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of income, comprehensive (loss) income, shareholders’ equity and cash flows for the years ended December 31, 2017 and 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information and our report dated February 21, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Stantec Inc.’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Stantec Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

F-5	Stantec Inc.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Edmonton, Canada

February 21, 2018

F-6	Stantec Inc.

Consolidated Statements of Financial Position

		December 31	December 31
		2017	2016
(In millions of Canadian dollars)	Notes	$	$

ASSETS	18
Current
Cash and cash equivalents	9	239.5	210.9
Cash in escrow	9	7.9	8.8
Trade and other receivables	10	816.1	806.4
Unbilled revenue		414.8	421.8
Income taxes recoverable		61.6	46.7
Prepaid expenses		54.3	62.3
Other financial assets	15	9.3	20.9
Other assets	16	4.7	4.7
Total current assets		1,608.2	1,582.5
Non-current
Property and equipment	11	212.6	213.9
Goodwill	12	1,556.6	1,828.1
Intangible assets	13	262.4	449.5
Investments in joint ventures and associates	14	9.7	9.2
Net employee defined benefit asset	20	12.7	-
Deferred tax assets	29	23.2	26.2
Other financial assets	15	186.1	160.1
Other assets	16	9.4	15.2

Total assets		3,880.9	4,284.7

LIABILITIES AND EQUITY
Current
Trade and other payables	17	704.6	718.1
Deferred revenue		187.4	201.8
Income taxes payable		11.0	1.8
Long-term debt	18	198.2	91.9
Provisions	19	28.1	36.0
Other financial liabilities		1.8	2.4
Other liabilities	21	22.2	20.8
Total current liabilities		1,153.3	1,072.8
Non-current
Income taxes payable		18.3	-
Long-term debt	18	541.4	928.6
Provisions	19	81.7	80.7
Net employee defined benefit liability	20	31.2	50.5
Deferred tax liabilities	29	54.6	79.6
Other financial liabilities		9.1	7.6
Other liabilities	21	92.0	88.4

Total liabilities		1,981.6	2,308.2

Shareholders’ equity
Share capital	25	878.2	871.8
Contributed surplus	25	21.5	18.7
Retained earnings		947.1	917.9
Accumulated other comprehensive income		49.5	167.3

Total shareholders’ equity		1,896.3	1,975.7

Non-controlling interests		3.0	0.8

Total liabilities and equity		3,880.9	4,284.7

See accompanying notes

On behalf of Stantec Inc.’s Board of Directors

Aram Keith, Director	Gord Johnston, Director

F-7	Stantec Inc.

Consolidated Statements of Income

Years ended December 31 (In millions of Canadian dollars, except per share amounts)	Notes	2017 $	2016 $

Gross revenue		5,140.1	4,300.1
Less subconsultant/subcontractor and other direct expenses		1,722.8	1,201.7

Net revenue		3,417.3	3,098.4
Direct payroll costs	31	1,589.4	1,422.1

Gross margin		1,827.9	1,676.3
Administrative and marketing expenses	7,25,31,37	1,463.8	1,335.1
Depreciation of property and equipment	11	54.6	51.2
Amortization of intangible assets	13	80.2	75.7
Net interest expense	30	25.8	28.6
Other net finance expense	30	7.1	6.4
Share of income from joint ventures and associates	14	(2.6)	(2.4)
Foreign exchange loss		0.1	0.7
Gain on disposition of a subsidiary	8	(54.6)	-
Other (income) expense	32	(10.0)	0.2

Income before income taxes		263.5	180.8

Income taxes
Current	29	192.9	37.7
Deferred	29	(26.4)	12.6

Total income taxes		166.5	50.3

Net income for the year		97.0	130.5

Earnings per share

Basic	33	0.85	1.22

Diluted	33	0.85	1.22

See accompanying notes

F-8	Stantec Inc.

Consolidated Statements of Comprehensive (Loss) Income

Years ended December 31		2017	2016
(In millions of Canadian dollars)	Notes	$	$

Net income for the year		97.0	130.5

Other comprehensive (loss) income

Items that may be reclassified to net income in subsequent periods:

Exchange differences on translation of foreign operations		(134.1)	12.3
Realized exchange difference on disposition of a subsidiary	8	13.8	-
Unrealized loss on foreign currency hedge	22	-	(10.2)
Reclassification of realized loss on foreign currency hedge	22	-	10.2
Net unrealized loss on available-for-sale financial assets		0.5	3.9
Net realized gain on available-for-sale financial assets transferred to income	32	(9.6)	-
Income tax effect on available-for-sale financial assets		-	(0.1)

		(129.4)	16.1

Items not to be reclassified to net income:

Remeasurement gains (losses) on net employee defined benefit liability net of deferred tax of $2.4 (2016 – $3.0)	20	11.6	(14.4)

Other comprehensive (loss) income for the year, net of tax		(117.8)	1.7

Total comprehensive (loss) income for the year, net of tax		(20.8)	132.2

See accompanying notes

F-9	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

	Shares	Share	Contributed		Accumulated Other
	Outstanding	Capital	Surplus	Retained	Comprehensive
	(note 25)	(note 25)	(note 25)	Earnings	Income (Loss)	Total
(In millions of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2016	94,435,898	289.1	15.8	852.7	165.6	1,323.2

Net income				130.5		130.5
Other comprehensive income					1.7	1.7
Total comprehensive income				130.5	1.7	132.2
Share options exercised for cash	254,156	5.0				5.0
Share-based compensation expense			4.4			4.4
Shares repurchased under Normal Course Issuer Bid (note 25)	(572,825)	(1.8)	(0.1)	(16.3)		(18.2)
Shares issued, net of transaction costs	19,964,000	578.1		-		578.1
Reclassification of fair value of share options previously expensed		1.4	(1.4)			-
Dividends declared (note 25)				(49.0)		(49.0)

Balance, December 31, 2016	114,081,229	871.8	18.7	917.9	167.3	1,975.7

Net income				97.0		97.0
Other comprehensive loss					(117.8)	(117.8)
Total comprehensive income (loss)				97.0	(117.8)	(20.8)
Share options exercised for cash	376,160	7.9				7.9
Share-based compensation expense			4.9			4.9
Shares repurchased under Normal Course Issuer Bid (note 25)	(465,713)	(3.6)	-	(10.8)		(14.4)
Reclassification of fair value of share options previously expensed		2.1	(2.1)			-
Dividends declared (note 25)				(57.0)		(57.0)

Balance, December 31, 2017	113,991,676	878.2	21.5	947.1	49.5	1,896.3

  See accompanying notes

F-10	Stantec Inc.

Consolidated Statements of Cash Flows

Years ended December 31		2017	2016
(In millions of Canadian dollars)	Notes	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		5,186.3	4,459.1
Cash paid to suppliers		(2,378.9)	(1,900.8)
Cash paid to employees		(2,485.2)	(2,194.9)
Interest received		3.2	4.7
Interest paid		(28.6)	(30.8)
Finance costs paid		(6.7)	(7.3)
Income taxes paid		(44.7)	(56.8)
Income taxes recovered		18.3	12.5

Cash flows from operating activities	34	263.7	285.7

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(79.7)	(1,072.6)
Cash in escrow		(5.4)	(7.7)
Dividend distributions from investments in joint ventures and associates		1.9	0.8
Purchase of investments held for self-insured liabilities		(5.7)	(12.1)
(Increase) decrease in other financial assets		(2.3)	14.2
Proceeds from lease inducements		4.4	3.3
Proceeds on disposition of a subsidiary, net of cash sold	8	336.6	-
Income taxes paid on disposition of subsidiary	8	(124.1)	-
Purchase of intangible assets		(5.5)	(7.6)
Purchase of property and equipment		(61.3)	(58.3)
Proceeds on disposition of property and equipment		1.4	3.4

Cash flows from (used in) investing activities		60.3	(1,136.6)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of revolving credit facility	8,18	(462.4)	(282.4)
Proceeds from revolving credit facility		259.4	457.4
Repayment of senior secured notes		-	(125.0)
Proceeds from term loan	18	-	450.0
Repayment of other long-term debt		(3.4)	-
Transaction costs on long-term debt		-	(9.4)
Payment of finance lease obligations		(12.7)	(14.3)
Repurchase of shares for cancellation	25	(14.4)	(18.2)
Proceeds from issue of share capital		7.9	608.9
Transaction costs for issue of shares		-	(25.8)
Payment of dividends to shareholders	25	(55.5)	(46.1)

Cash flows (used in) from financing activities		(281.1)	995.1

Foreign exchange loss on cash held in foreign currency		(14.3)	(0.6)

Net increase in cash and cash equivalents		28.6	143.6
Cash and cash equivalents, beginning of the year		210.9	67.3

Cash and cash equivalents, end of the year	9	239.5	210.9

  See accompanying notes

F-11	Stantec Inc.

Index to the Notes to the Consolidated Financial Statements

Note		Page

1	Corporate Information	F-13

2	Basis of Preparation	F-13

3	Basis of Consolidation	F-13

4	Summary of Significant Accounting Policies	F-14

5	Significant Accounting Judgments, Estimates, and Assumptions	F-22

6	Recent Accounting Pronouncements and Changes to Accounting Policies	F-25

7	Business Acquisitions	F-29

8	Disposition of a Subsidiary	F-32

9	Cash and Cash Equivalents	F-33

10	Trade and Other Receivables	F-34

11	Property and Equipment	F-35

12	Goodwill	F-36

13	Intangible Assets	F-39

14	Investments in Joint Ventures and Associates	F-40

15	Other Financial Assets	F-41

16	Other Assets	F-42

17	Trade and Other Payables	F-42

18	Long-Term Debt	F-42

19	Provisions	F-44

20	Net Employee Defined Benefit Liability	F-45

21	Other Liabilities	F-48

22	Derivative Financial Instruments	F-48

23	Commitments	F-48

24	Contingencies and Guarantees	F-49

25	Share Capital	F-49

26	Fair Value Measurements	F-52

27	Financial Instruments	F-53

28	Capital Management	F-55

29	Income Taxes	F-56

30	Net Interest Expense and Other Net Finance Expense	F-58

31	Employee Costs	F-59

32	Other (Income) Expense	F-59

33	Earnings Per Share	F-60

34	Cash Flow Information	F-60

Note		Page

35	Related-Party Disclosures	F-61

36	Segmented Information	F-65

37	Investment Tax Credits	F-67

38	Events after the Reporting Period	F-67

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-12

Notes to the Consolidated Financial Statements

1. Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2017, were authorized for issuance in accordance with a resolution of the Company’s board of directors on February 21, 2018. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2017.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values, including United States dollars, are rounded to the nearest million ($000,000), except when otherwise indicated.

Based on a review of the underlying nature, physical use, and technological lives of certain property and equipment, effective January 1, 2017, depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives on a straight-line basis as follows:

	Estimated lives	Declining balance prior to 2017
Engineering equipment	5 to 10 years	20% to 30%
Office equipment	5 to 10 years	20% to 30%
Other	5 to 50 years	10% to 30%

Management believes that the change in the estimates better represents the use of the property and equipment and the change was applied prospectively. The effect of the related change in estimates is a decrease of consolidated depreciation expense of $2.5 for the year ended December 31, 2017. It is impracticable to determine the amount of the effect in future periods since depreciation expense is impacted by additions and disposals.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2017.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at December 31, 2017, and December 31, 2016. All intercompany balances are eliminated.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-13

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments. Such investments are carried at fair value.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	5 to 10 years	straight-line
Office equipment	5 to 10 years	straight-line
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Other	5 to 50 years	straight-line

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of a finite and indefinite intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, finite intangible assets are carried at cost less any accumulated amortization and any impairment losses and indefinite intangible assets are carried at cost less any impairment loss.

The Company’s intangible assets with finite lives are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

The Company also incurs costs for third-party internet-based cloud computing services. These costs are expensed in administrative and marketing expenses over the period of the service agreement.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog and finite trademarks are amortized over estimated lives of generally 1 to 3 years. Advantageous lease commitments are amortized over the remaining lease term. The Company assigns value to acquired intangibles using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as workforce, working capital, and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

d) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-14

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of either its estimated useful life or the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a straight-line basis. The Company also has finance leases for software, which are depreciated on a straight-line basis over periods ranging from three to seven years.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in receiving lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease terms.

e) Investments in joint arrangements and associates

Each joint arrangement of the Company is classified as either a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint arrangement that provides the Company with rights to the net assets of the arrangement is classified as a joint venture, and a joint arrangement that provides the Company with rights to the individual assets and obligations arising from the arrangement is classified as a joint operation.

The Company accounts for a joint venture using the equity method (described below). The Company accounts for a joint operation by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

Investments in associated companies, over which the Company is able to exercise significant influence but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus post-acquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates or joint ventures is recorded in the consolidated statements of income. Since this is profit attributable to the equity holders of the associate or joint venture, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of associates or joint arrangements are prepared for a date that is different from the Company’s date (due to the timing of finalizing and receiving information), adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. When necessary, adjustments are made to bring the accounting policies in line with the Company’s.

f) Investments held for self-insured liabilities

In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value, with associated unrealized gains or losses (except permanent impairments) reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds, equity securities, and term deposits.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-15

g) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is significant, provisions are discounted using a current pretax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provisions for claims

The Company has claims that are not covered by its provisions for self-insured liabilities, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Provisions are recognized for these claims in accordance with the preceding description of provisions under “General.”

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the preceding description of provisions under “General.”

Onerous contracts

The Company’s onerous contracts consist of lease exit liabilities and sublease losses. For lease exit liabilities, the Company accrues charges when it ceases to use an office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments offset by the present value of estimated future rental income.

From time to time, the Company may sublet a portion of office space that is under an operating lease arrangement. The Company accrues a liability, a sublease loss, if the costs to be incurred under an operating lease will exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments offset by the present value of the future rental income.

h) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies (i.e., those different from an entity’s functional currency) are initially translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•	On the consolidated statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-16

Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception is unrealized foreign exchange gains and losses on non-monetary investments (equity investments) classified as available for sale, which are included in other comprehensive income.

•	Revenue and expense items are translated at the exchange rate on the transaction date, except for depreciation and amortization, which are translated at historical exchange rates.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows:

•	Assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date

•	Revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month

The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in other comprehensive income (loss).

i) Financial instruments

Initial recognition and subsequent measurement

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents and cash in escrow are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income (except permanent impairments) until disposed of; at this time, the realized gains and losses are recognized in other income for equity securities and in finance income for bonds and term deposits. Interest income is recorded in finance income, and dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate (EIR) method. Realized gains and losses are reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, and thereby calculates the amortized cost and subsequently allocates the interest income or expense over the life of the instrument.

•	Long-term debts are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method. EIR amortization and realized gains and losses are reported in net finance expense.

Fair value

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets,

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-17

fair values are determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, cash in escrow, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximate their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in foreign currencies. The Company’s policy is not to use these derivatives for trading or speculative purposes.

j) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (referred to as a “loss event”) and if that loss event has an impact on the estimated future cash flows of the financial asset. When an indication of impairment exists or annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Trade and other receivables

The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance based in part on the age of the outstanding receivables and the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, goodwill, investments in joint ventures and associates, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) value in use or its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm’s-length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in those expense categories that are consistent with the nature of the impaired asset.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Goodwill is assessed for impairment based on the CGUs or group of CGUs to which the goodwill relates. Any potential goodwill impairment is identified by comparing the recoverable amount of a CGU or a group of CGUs to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-18

asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of amortization or depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

Available-for-sale financial investments

For equity investments classified as available for sale, objective evidence of impairment includes a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost.

Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments (such as bonds) classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss, measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the consolidated statements of income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset applying the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If the fair value of a debt instrument increases in a subsequent year and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed in the consolidated statements of income.

k) Revenue recognition

While providing services, the Company incurs certain direct costs for subconsultants, subcontractors, and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants, subcontractors, and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as a principal or an agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by referring to the stage of completion using the revenue cost approach. Stage of completion is measured using labor and subcontractor costs incurred to date as a percentage of total estimated labor and subcontractor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

Unbilled revenue represents work in progress that has been recognized as revenue but has not yet been invoiced to clients. Deferred revenue represent amounts that have been invoiced to clients but are not yet recognized as revenue.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-19

l) Employee benefit plans

Defined benefit plans

The Company sponsors defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. Benefits are based on final compensation and years of service. Benefit costs (determined separately for each plan using the projected unit credit method) are recognized over the periods that employees are expected to render services in return for those benefits.

Remeasurements, comprising of actuarial gains and losses and the return on the plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period in which they occur. Remeasurements are not reclassified to net income in subsequent periods.

The calculation of defined benefit obligations is performed annually by a qualified actuary. When the calculation results in a potential asset, the recognized asset is limited to the economic benefits available in the form of any future refunds or reductions in future contributions to the plan.

Past service costs are recognized in net income on the earlier of the date of the plan amendment or curtailment and the date that the Company recognizes related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset, adjusted for benefit and contribution payments during the year. The Company recognizes the following changes in the net defined benefit obligations under administrative and marketing expenses in the consolidated statements of income: service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements; net interest expense or income; and administrative expenses paid directly by the pension plans.

Defined contribution plans

The Company also contributes to group retirement savings plans and an employee share purchase plan. Certain plans are based on the amount of employee contributions and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made.

m) Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax that relates to items recognized directly in equity is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

Income taxes payable are typically expected to be settled within twelve months of the year end date. However, there may be instances where taxes payable are over a longer period. The portions due in excess of a one year period are classified as noncurrent and are not discounted.

Deferred tax

Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill;

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-20

the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in associates and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized in equity is also recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off tax assets against tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets, except trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. Trade receivables and trade payables include sales tax. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

n) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the directors of the board of the Company may receive deferred share units (DSUs) equal to one common share. Before 2014, the chief executive officer could also receive DSUs. Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer, are granted performance share units (PSUs) that vest and are to be settled after a three-year period. The DSUs and PSUs are share appreciation rights that can be settled only in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is measured at fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in equity, is recognized over the period in which the service conditions are fulfilled (the vesting period). For equity-settled transactions, the cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-21

o) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

p) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the fair value of a Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

q) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are declared by the Company’s board of directors.

5. Significant Accounting Judgments, Estimates, and Assumptions

Preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue in accordance with IAS 11 Construction Contracts, which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that time. The Company also provides for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and affect the Company’s revenue and unbilled revenue.

b) Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts. The estimates are based on the age of the outstanding receivables and on the Company’s historical collection and

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-22

loss experience. Future collections of receivables that differ from the Company’s current estimates would affect the results of its operations in future periods as well as the Company’s trade receivables and administrative and marketing expenses.

c) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability, automobile liability, and employment practices liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company’s self-insured liabilities and reported expenses.

d) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the grant date. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions.

Estimating fair value also requires determining the most appropriate inputs to the valuation model—including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise—and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience to determine the compensation expense arising from the share-based awards. Changes to estimates are recorded in the period in which they are made and would affect the Company’s administrative and marketing expenses, contributed surplus, and other liabilities.

e) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, trademarks, software, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, expected operating income, and discount rates. During a measurement period not to exceed one year, adjustments of the initial estimates may be required to finalize the fair value of assets acquired and liabilities assumed. After the measurement period, a revision of fair value may impact the Company’s net income.

f) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs of disposal is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of this data, other valuation techniques can be used to estimate fair value less costs of disposal. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested.

When based on a discounted cash flow methodology, the recoverable amount is most sensitive to the expected future cash inflows, the growth rate used for extrapolation purposes, the discount rate, and non-cash working capital requirements. To arrive at cash flow projections, the Company uses estimates of economic and market information

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-23

over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Future estimates of capital expenditures are also a significant estimate.

g) Divestitures

For business divestitures, the Company may be required to allocate an amount of goodwill associated with an operation being disposed of and include this goodwill in the carrying amount of the disposal group when determining the gain or loss on disposal. The goodwill to be allocated is measured on the basis of the relative fair values of the operation disposed of and the portion of the CGU retained. When the fair value(s) are determined using a discounted cash flow methodology a variety of assumptions are required, including revenue growth rates, expected operating income, non-cash working capital assumptions, and discount rates. These assumptions are assessed for reasonability by comparing them to relevant market information and forecasts.

h) Employee benefit plans

The cost of the defined benefit pension plans and the present value of the pension obligations are determined separately for each plan using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual future developments. These include determining the discount rate, mortality rates, future salary increases, inflation, and future pension increases. Due to the complexities involved in the valuation and its long-term nature, the defined benefit obligation and cost are highly sensitive to changes in these assumptions, particularly to the discount and mortality rates (although a portion of the pension plans has protection against improving mortality rates by utilizing guaranteed annuity rate contracts with an insurance company). All assumptions are reviewed annually.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment obligation and that have an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the benefit obligation.

The mortality rate is based on publicly available information in the actuarial profession’s publications plus any special geographical or occupational features of each plan’s membership. Mortality tables tend to change only at intervals in response to demographic changes. Future salary increases reflect the current estimate of management. Pension increases are calculated based on the terms of the individual plans and estimated future inflation rates.

i) Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets if possible, but when this is not feasible, a degree of judgment is required to establish fair values. The judgments include considering inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments and reported expenses and income.

j) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States, including the recent US tax reform further described in note 29. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-24

entity’s domicile. On a regular basis, management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

k) Interests in other entities

The Company determines whether it has control over another entity by making judgments about what the relevant activities of that entity are and which party or parties have power to direct those activities, as well as whether the Company is exposed to variable returns of the entity. The Company assesses whether it has control, significant influence, or joint control over an entity based on the individual facts and circumstances of each agreement. In the case of a joint arrangement, the Company makes judgments to determine if the arrangement is a joint venture or joint operation, including whether it has rights to the individual assets or liabilities or to the net assets of the entity and whether unanimous consent is required to make decisions about relevant activities.

6. Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2017. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In January 2016, the International Accounting Standards Board (IASB) issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments clarify requirements for the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. These amendments are effective January 1, 2017, retrospectively, subject to certain exceptions.

•	In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7). These amendments clarify IAS 7, improving the information provided to users of financial statements about an entity’s financing activities. These amendments are effective January 1, 2017, with earlier application permitted. The additional disclosures required by the amendments are included in note 34.

•	In December 2016, the IASB issued Annual Improvements (2014-2016 Cycle) which amended IFRS 12 Disclosure of Interests in Other Entities (IFRS 12) to clarify the scope of disclosures. The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10 to B16, apply to an entity’s held-for-sale interests. The Company has adopted the amendments retrospectively.

Future adoptions

Listed below are the standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time unless specifically mentioned below.

IFRS 15 Revenue from Contracts with Customers (IFRS 15)

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). In April 2016, the IASB issued amendments to clarify the standard and provide additional transition relief for modified contracts and completed contracts. IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets such as property, plant, and equipment, and intangible assets. It sets out a five-step model for revenue recognition and applies to all industries. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services.

IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-25

obligations, changes in contract asset and liability account balances, and key judgments and estimates. In addition, the accounting for loss-making contracts will fall under the onerous contracts guidance in IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Major provisions of IFRS 15 include determining which goods and services are distinct and require separate accounting (performance obligations), determining the total transaction price, estimating and recognizing variable consideration, identifying and accounting for contract modifications, and determining whether revenue should be recognized at a point in time or over time (including guidance on measuring the stage of completion).

The mandatory effective date of IFRS 15 is January 1, 2018, and the standard may be adopted using a full retrospective or modified retrospective approach. The Company selected the modified retrospective approach which will result in the cumulative effect of adoption being recognized at the date of initial application, January 1, 2018. The Company elected to apply IFRS 15 only to contracts that were not completed at January 1, 2018. In addition, the Company elected, as a practical expedient, to reflect the aggregate effect of all contract modifications that occurred before January 1, 2018, for the purposes of identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations.

The Company established a cross-functional IFRS 15 implementation team that provides regular updates to the Audit and Risk Committee, including reports on the progress made on the project’s detailed work plan. As part of the implementation project, the Company prepared an impact assessment, amended policies and practices, updated internal controls, and educated stakeholders. The updated internal controls will be tested by management in the first quarter of 2018. The Company’s operational finance team is in the process of completing contract reviews, and the implementation team is in the process of finalizing its assessment and quantifying the potential effect of IFRS 15 requirements on its consolidated financial statements, including the impact on opening retained earnings as at January 1, 2018. Details of key judgments and expected changes that may impact the timing and pattern of recognition are described below. Because the Company’s assessment will not be finalized until the end of the first quarter, the following explanation may not fully describe the potential effect of IFRS 15 on the Company’s accounting policies and is subject to change with new facts and circumstances.

Revenue recognized over time: The Company transfers control of the goods or services it provides to clients over time and therefore recognizes revenue progressively as the services are performed. The Company expects to continue to recognize revenue over time for fixed-fee and variable-fee-with-ceiling contracts by referring to the stage of completion using an input method based on cost. For the majority of its time-and-material contracts without stated ceilings, the Company expects to apply a practical expedient that allows the recognition of revenue in the amount for which it has the right to invoice, consistent with current practices for such contracts.

Contracts with multiple goods or services: The Company’s contracts often include multiple goods or services. Currently, the Company may segment revenue recognition between services such as the design, preconstruction, and construction phases of its contracts. Under IFRS 15, the Company will account for goods and services as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from the good or service, either on its own or together with other resources that are readily available to the customer. The Company expects that many of its contracts will include a single performance obligation because the promise to transfer the individual goods or services is highly integrated and not separately identifiable from other promises in the contract and, therefore, is not distinct. The Company expects that, in some cases, the timing and pattern of revenue recognition may be impacted.

Contract modifications and claims: Contract modifications or claims against the customer have a different threshold for recognition in IFRS 15 than in IAS 11. The Company currently includes contract modifications or claims against the customer in estimated revenue at completion when it is probable the customer will approve or accept the amount and it can be reliably measured. Under IFRS 15, contract modifications or claims against the customer are included in estimated revenue at completion when management believes the Company has an enforceable right to the modification or claim, the amount can be estimated reliably, and realization is highly probable. The Company expects that, in some cases, the recognition of revenue related to contract modifications or claims against the customer will be later under IFRS 15.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-26

Significant financing component: The Company currently recognizes holdbacks on long-term contracts at their discounted present value. Under IFRS 15, holdbacks will not typically result in a significant financing component as the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract. As a result, the Company expects that holdbacks on long-term contracts will no longer be discounted.

Presentation of contract balances: The Company expects to reclassify certain amounts in the consolidated statements of financial position to comply with IFRS 15. Amounts that are billed based on contractual milestones or on achieving performance-based targets that are currently presented as unbilled revenue are expected to be included in contract assets. In addition, contract asset and contract liability balances will be presented on a net basis for each contract.

Disaggregation of revenue: The Company expects to disclose the disaggregation of gross revenue in categories that are consistent with its disclosure of segmented information (note 36), except that disclosure of Construction Services gross revenue by regional geographic area will be added.

IFRS 9 Financial Instruments (IFRS 9)

In July 2014, the IASB issued IFRS 9 Financial Instruments (IFRS 9) to introduce new requirements for the classification and measurement of financial assets and financial liabilities, including derecognition. IFRS 9 requires that all financial assets be subsequently measured at amortized cost or fair value. For financial liabilities designated at fair value through profit and loss, the new standard also requires that changes in fair value attributable to a financial liability’s credit risk be presented in other comprehensive income, not in profit or loss. Guidance on accounting for debt modifications has also been amended. As well, IFRS 9 includes a single expected-loss impairment model and a reformed approach to hedge accounting.

This standard is effective on or after January 1, 2018, and may be adopted using a full retrospective or modified retrospective approach. The Company has selected the modified retrospective approach. Based on the analyses performed to date, the Company is expecting the following impact from the adoption of the new standard on January 1, 2018:

Classification and measurement: The Company’s debt instruments held for self-insured liabilities, currently classified as available for sale, are being analyzed to determine whether the conditions for classification as fair value through other comprehensive income (FVOCI) will be met. There will be no significant change to the accounting for debt instruments that are ultimately determined to meet these conditions. To the extent that any debt instruments do not meet these conditions, the fair value will be reclassified to financial assets at fair value through profit or loss (FVPL), and the related fair value gains will be transferred from other comprehensive income to retained earnings on January 1, 2018.

The Company has determined that equity securities held for self-insured liabilities do not meet the criteria to be classified as either FVOCI or amortized cost. Consequently, $49.4 will be reclassified to financial assets at FVPL. Related fair value gains of $1.0 will be transferred from other comprehensive income to retained earnings on January 1, 2018.

Additional financial assets held by the Company include:

•	Cash and cash equivalents and cash held in escrow, currently measured at FVPL, that meet the conditions for classification at amortized cost, and

•	Trade and other receivables and unbilled revenue, currently measured at amortized cost, that meet the conditions for classification at amortized cost under IFRS 9

The Company does not expect the new guidance to affect the measurement of these financial assets.

There will be no impact on the Company’s accounting for financial liabilities because the new requirements affect only the accounting for financial liabilities that are designated at FVPL, and the Company does not have any such liabilities.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-27

Derecognition of financial assets and liabilities: Derecognition rules for financial liabilities have been amended to clarify the accounting for modifications of fixed interest rate debt that do not result in extinguishment. To the extent the Company has a modification of debt in the future that does not constitute an extinguishment, an immediate remeasurement gain or loss will occur as a result of the revisions to this guidance. At January 1, 2018, there were no outstanding debt instruments impacted by the retrospective impact of this guidance. The derecognition rules for financial assets remain consistent with IAS 39 Financial Instruments: Recognition and Measurement.

Hedging: The new hedge accounting guidance will not impact the Company on adoption because there were no designated hedges at December 31, 2017.

Impairment of financial assets: The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than incurred credit losses. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI, contract assets under IFRS 15, lease receivables, loan commitments, and certain financial guarantee contracts. Based on the assessments undertaken to date, the Company expects the impact on credit losses to be insignificant.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments. Because the Company is in its final stages of assessing IFRS 9, the above explanations may not fully describe the potential effects of IFRS 9 on the Company’s accounting policies and is subject to change with new facts and circumstances.

IFRS 16 Leases (IFRS 16)

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) to introduce a single lease accounting model. It requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is low in value. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17 Leases (IAS 17). The Company will apply IFRS 16 effective January 1, 2019.

The Company established an implementation team in early 2017. The Company continues to assess all potential impacts and transition provisions of this standard and believes that the most significant impact will relate to the accounting for operating leases associated with real estate leases. At this time, a quantitative estimate of the effect of the new standard has not been determined, but the Company anticipates a material impact to the statement of financial position due to the recognition of the present value of unavoidable future lease payments as lease assets and lease liabilities. The Company has not yet selected the transition method it will apply. Because the Company is currently assessing IFRS 16, the above explanation may not fully describe the potential effects of IFRS 16 on its accounting policies and is subject to change with new facts and circumstances.

Other future adoptions

•	In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2). The amendments clarify how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. This amendment is effective on or after January 1, 2018, with earlier application permitted.

•	In December 2016, the IASB issued Annual Improvements (2014-2016 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1), and IAS 28 Investments in Associates and Joint Ventures (IAS 28). The amendments to IFRS 1 and IAS 28 are effective January 1, 2018, on a retrospective basis.

•

In December 2016, the International Financial Reporting Interpretations Committee (IFRIC) issued an interpretation: IFRIC 22 Foreign Currency Transactions and Advance Consideration (IFRIC 22). This interpretation clarifies that for non-monetary assets and non-monetary liabilities, the transaction date is the date used to determine the exchange rate on which a company initially recognizes a prepayment or deferred income arising

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-28

from an advance consideration. The interpretation is effective January 1, 2018, and entities may use either a retrospective or prospective approach on transition, with earlier application permitted.

•	In June 2017, IFRIC issued IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23). This interpretation addresses how to reflect the effects of uncertainty in accounting for income tax. When there is uncertainty over income tax treatments under IAS 12 Income Taxes, IFRIC 23 is to be applied to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates. This interpretation is effective January 1, 2019, retrospectively, subject to certain exceptions.

•	In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9). The amendments address concerns about how IFRS 9 classifies prepayable financial assets and clarifies accounting for financial liabilities following a modification. These amendments are effective on or after January 1, 2019, on a retrospective basis subject to certain exceptions, with earlier application permitted.

•	In October 2017, the IASB issued Long-term Interest in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that forms part of a net investment in the associate or joint venture but to which the equity method is not applied. These amendments are effective on or after January 1, 2019, on a retrospective basis subject to certain exceptions, with earlier application permitted.

•	In December 2017, the IASB issued Annual Improvements (2015-2017 Cycle) to make necessary but non-urgent amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs. These amendments are effective on or after January 1, 2019, with earlier application permitted.

7. Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-29

Acquisitions in 2016

During 2016, the Company acquired all the shares and business of Bury Holdings, Inc. (Bury); MWH Global, Inc. (MWH); VOA Associates, Inc. (VOA); Edwards and Zuck, P.C. and Edwards and Zuck Consulting Engineers, D.P.C. (collectively called Edwards & Zuck); and certain assets and liabilities of Architecture | Tkalcic Bengert (Arch | TB). The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. For the year ended December 31, 2017, management finalized the fair value assessment for all assets and liabilities acquired from Bury, MWH, VOA, Edwards & Zuck and Arch | TB. For the Bury, VOA, Edwards & Zuck and Arch | TB acquisitions, no adjustments were required to the initial estimates of the fair value of assets and liabilities acquired. For the MWH acquisition, all adjustments required, from the initial estimates of the fair value of net assets acquired to their final fair value, were recorded in 2016. These adjustments, as well as the final MWH purchase price allocation to all identifiable assets and liabilities acquired, are disclosed in note 7 of the Company’s December 31, 2016, annual consolidated financial statements. There were no significant measurement period adjustments recorded in the year ended December 31, 2017.

Acquisitions in 2017

On April 28, 2017, the Company acquired certain assets and liabilities of Inventrix Engineering, Inc. (Inventrix) for cash consideration and notes payable. Inventrix, based in Seattle, Washington, provides expertise in mechanical engineering. This addition enhances the Company’s Buildings business operating unit in the United States. The consideration was allocated to the fair value of assets and liabilities acquired.

On July 28, 2017, the Company acquired all the shares and business of RNL Facilities Corporation (RNL) for cash consideration and notes payable. RNL, based in Denver, Colorado, has additional offices in Phoenix, Arizona; Los Angeles, California; Washington, DC; and Abu Dhabi, United Arab Emirates. RNL provides expertise in architecture, interior design, urban design, and landscaping. This addition enhances the Company’s Buildings business operating unit.

On October 27, 2017, the Company acquired certain assets and liabilities of North State Resources, Inc. (NSR) for cash consideration and notes payable. NSR is based in Redding, California, and has additional offices in Sacramento and Chico, California. NSR provides expertise in physical, biological, and environmental sciences. This addition enhances the Company’s Environmental Services business operating unit.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-30

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For acquisitions completed in the year	Total $

Cash consideration	18.7
Notes payable	9.7

Consideration	28.4

Assets and liabilities acquired
Cash acquired	5.4
Non-cash working capital	0.8
Property and equipment	0.8
Intangible assets
Client relationships	3.2
Contract backlog	2.7
Lease advantages	0.1
Other	0.1
Provisions	(0.1)
Long-term debt	(0.1)
Deferred income taxes	(0.8)

Total identifiable net assets at fair value	12.1
Goodwill arising on acquisitions	16.3

Consideration	28.4

Other information

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. For 2017, trade receivables acquired as at the time of acquisition had a fair value of $7.9 and gross value of $8.2.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Goodwill relating to acquisitions completed in 2017 added to our Consulting Services – United States and Consulting Services – Global cash generating units (CGUs). For all acquisitions completed in 2017, $22.3 of goodwill and intangible assets is deductible for income tax purposes.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. For acquisitions completed in 2017, the Company assumed $0.2 in provisions for claims. At the reporting date, provisions for claims outstanding relating to all prior acquisitions were reassessed and determined to be $17.0, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 19).

For business combinations that occurred in 2017, the gross revenue earned in 2017, since the acquired entities’ acquisition dates, is $19.8. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2017 had taken place at the beginning of 2017, gross revenue from continuing operations for 2017 would have been $5,176.8 (unaudited) and profit from continuing operations would have been $98.3 (unaudited).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-31

In 2017, directly attributable acquisition-related costs of $0.4 have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to acquisitions.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

December 31 2017 $

Cash consideration (net of cash acquired) Payments on notes payable from previous acquisitions	13.3 66.4

Total net cash paid	79.7
Total notes payable and adjustments to these obligations are as follows:

December 31 2017 $

Balance, beginning of the year	122.4
Additions for acquisitions in the year	9.7
Other adjustments	(2.8)
Payments	(66.4)
Interest	1.0
Impact of foreign exchange	(5.1)

Total notes payable	58.8

8. Disposition of a Subsidiary

On May 5, 2017, the Company completed the sale of the shares of Innovyze, Inc. along with its subsidiaries Innovyze Pty Limited and Innovyze Limited (collectively, Innovyze). Innovyze was acquired as part of the MWH acquisition and formed part of the Company’s Consulting Services – United States and Consulting Services – Global reportable segments. Innovyze was sold for gross proceeds of $369.1 (US$270.0), less working capital adjustments, resulting in cash proceeds of $336.9. As a result of the sale, the Company recognized the following gain on disposition in the consolidated statements of income:

$

Gross proceeds	369.1
Working capital adjustments	(15.3)
Transaction costs	(16.9)

Net proceeds from sale	336.9

Net assets disposed	(268.5)
Cumulative exchange loss on translating foreign operations reclassified from equity	(13.8)

Gain on disposition of a subsidiary	54.6

In accordance with the Credit Facilities agreement (note 18), the Company used the net proceeds on sale, less taxes payable and certain transaction costs (all as defined in the relevant agreements), to repay its long-term debt by $221.3.

As a result of the close of the sale, in the second quarter of 2017, current tax expense of $124.1 was recognized in the consolidated statements of income calculated pursuant to US tax legislation. In addition, $29.6 of deferred taxes

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-32

was recognized in the consolidated statements of income, primarily related to deferred taxes, previously recorded on Innovyze net assets.

Major categories of assets and liabilities of Innovyze that were disposed of were as follows:

$

Assets
Cash and cash equivalents	0.3
Trade and other receivables	3.3
Unbilled revenue	0.2
Prepaid expenses	0.2
Property and equipment	0.3
Goodwill	194.4
Intangibles
Client relationships	71.0
Trademarks - indefinite	6.1
Software	18.0

Total assets disposed	293.8

Liabilities
Trade and other payables	13.7
Deferred revenue	10.1
Income taxes payable	1.4
Provisions	0.1

Total liabilities disposed	25.3

Net assets disposed	268.5

9. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	December 31 2017 $	December 31 2016 $

Cash Unrestricted investments	234.7 4.8	207.1 3.8

Cash and cash equivalents	239.5	210.9

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At December 31, 2017, and pursuant to acquisition agreements, $7.9 (US$6.2) (2016 – $8.8 (US$6.6)) was held in escrow accounts. These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation was recorded on acquisition and is included in notes payable (note 18).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-33

10. Trade and Other Receivables

	December 31	December 31
	2017 $	2016 $

Trade receivables, net of allowance	746.6	740.7
Holdbacks, current	43.8	45.0
Other	25.7	20.7

Trade and other receivables	816.1	806.4

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

	December 31 2017 $	December 31 2016 $

Balance, beginning of the year	28.2	20.9
Provision for doubtful accounts	11.6	17.0
Deductions	(8.7)	(8.0)
Impact of foreign exchange	(2.0)	(1.7)

Balance, end of the year	29.1	28.2

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$

December 31, 2017	775.7	406.5	183.6	60.0	39.4	86.2

December 31, 2016	768.9	413.6	159.5	61.7	44.1	90.0

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-34

11. Property and Equipment

	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Assets under Finance Leases $	Other $	Total $

Cost
December 31, 2015	129.0	70.7	130.9	2.2	31.7	364.5
Additions	15.8	12.0	27.7	-	3.2	58.7
Additions arising on acquisitions	15.7	6.2	28.5	0.8	3.2	54.4
Disposals	(27.1)	(5.9)	(18.7)	(0.6)	(4.2)	(56.5)
Transfers	1.4	0.5	(0.5)	(1.4)	(0.1)	(0.1)
Impact of foreign exchange	(2.9)	(1.5)	(1.0)	(0.1)	(0.7)	(6.2)

December 31, 2016	131.9	82.0	166.9	0.9	33.1	414.8
Additions	21.2	6.8	29.4	-	4.7	62.1
Additions arising on acquisitions	0.2	0.1	0.5	-	-	0.8
Disposals	(33.4)	(24.9)	(16.4)	(0.8)	(3.0)	(78.5)
Transfers	0.1	(0.8)	0.2	-	0.5	-
Impact of foreign exchange	(3.3)	(1.6)	(5.1)	-	(1.5)	(11.5)

December 31, 2017	116.7	61.6	175.5	0.1	33.8	387.7

Accumulated depreciation
December 31, 2015	82.3	45.1	61.2	0.9	16.9	206.4
Current year depreciation	17.6	8.4	22.2	0.2	2.8	51.2
Disposals	(25.5)	(5.2)	(17.5)	(0.3)	(3.1)	(51.6)
Transfers	0.7	-	(0.1)	(0.6)	-	-
Impact of foreign exchange	(2.0)	(2.7)	(0.9)	(0.1)	0.6	(5.1)

December 31, 2016	73.1	45.6	64.9	0.1	17.2	200.9
Current year depreciation	18.2	7.6	26.7	-	2.1	54.6
Disposals	(32.7)	(25.4)	(15.9)	(0.1)	(2.6)	(76.7)
Impact of foreign exchange	(1.2)	(0.2)	(1.6)	-	(0.7)	(3.7)

December 31, 2017	57.4	27.6	74.1	-	16.0	175.1

Net book value
December 31, 2016	58.8	36.4	102.0	0.8	15.9	213.9

December 31, 2017	59.3	34.0	101.4	0.1	17.8	212.6

Leasehold improvements includes construction work in progress of $3.5 (2016 – $2.5) on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment.

Included in the Other category is automotive equipment, buildings, land, and fractional ownership of an aircraft.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-35

12. Goodwill

		December 31	December 31
		2017	2016
	Note	$	$

Net goodwill, beginning of the year		1,828.1	966.5
Current year acquisitions		16.3	850.7
Current year disposals	8	(194.4)	-
Impact of foreign exchange		(93.4)	10.9

Net goodwill, end of the year		1,556.6	1,828.1

Gross goodwill, end of the year		1,734.6	2,006.1
Accumulated impairment losses, beginning and end of the year		(178.0)	(178.0)

Net goodwill, end of the year		1,556.6	1,828.1

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. The Company has seven CGUs. Three of these are grouped into Consulting Services – Global and two are grouped into Construction Services for the purposes of impairment testing. The Company does not monitor goodwill at or allocate goodwill to its business operating units.

During the second quarter of 2017, the Company completed the sale of the shares of Innovyze (note 8). Innovyze’s goodwill disposed of included $106.3 allocated from Consulting Services – United States and $88.1 allocated from Consulting Services – Global.

On October 1, 2017, and October 1, 2016, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2017 and 2016 tests, the Company concluded that the recoverable amount of each CGU or groups of CGUs approximated or exceeded its carrying amount and, therefore, goodwill was not impaired.

Goodwill was allocated to each CGU or groups of CGUs as follows:

	December 31	December 31
	2017	2016
	$	$

Consulting Services
Canada	337.8	337.6
United States	917.7	1,073.2
Global	183.2	287.9
Construction Services	117.9	129.4

Allocated	1,556.6	1,828.1

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many factors used to determine whether goodwill is impaired are outside of management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-36

Valuation techniques

When performing the goodwill impairment test, if the carrying amount of a CGU or group of CGUs is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGUs or groups of CGUs projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering a five-year period from financial forecasts approved by senior management. For its October 1, 2017, and October 1, 2016, impairment tests, the Company discounted the cash flows for each CGU or group of CGUs using an after-tax discount rate ranging from 8.9% to 15.1% (2016 – 9.0% to 13.7%) . To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period (note 5).

The Company validates its estimate of the fair value of each CGU or group of CGUs under the income approach by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs and groups of CGUs with its market capitalization to determine if the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs or groups of CGUs, the Company reviews and adjusts, if appropriate, the discount rate of the CGU or groups of CGUs and considers whether the implied acquisition premium (if any) is reasonable in light of current market conditions. The fair value measurement was categorized as a level 3 fair value based on the significant inputs in the valuation technique used (note 26).

The Company may need to test its goodwill for impairment between its annual test dates if market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs of disposal is most sensitive to the following assumptions:

•	Operating margin rates based on actual experience and management’s long-term projections.

•	Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU or group of CGUs when future estimates of cash flows have not been adjusted.

•	Terminal growth rates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that does not exceed 3.0%.

•	Non-cash working capital requirements are based on historical actual rates, market analyis, and management’s long-term projections.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-37

Sensitivity to changes in assumptions

As at October 1, 2017, the recoverable amount of each CGU and group of CGUs exceeded its carrying amount. For Consulting Services – Canada and Consulting Services – United States management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount to exceed its recoverable amount.

For Consulting Services – Global group of CGUs, and Construction Services group of CGUs, as at the impairment testing date, the recoverable amount approximated the carrying amount. As a result, any adverse change in key assumptions could cause the carrying value to exceed the fair value less costs of disposal. The Consulting Services – Global group of CGUs had a moderated outlook in the pace of recoveries in the energy and mining sectors and in public sector spending in regions linked to these markets and Construction Services group of CGUs is under increased competition in the water sector. These moderated outlooks were reflected in the Company’s budget and projections finalized in late 2017.

The values assigned to the most sensitive key assumptions for Consulting Services – Global group of CGUs and Construction Services group of CGUs are listed in the table below:

Key Assumptions	Consulting Services – Global	Construction Services

Operating margin rates	5.6% - 8.1%	1.1% - 1.3%
After tax discount rate	11.3%	12.5%
Terminal growth rate	3.0%	3.0%
Non-cash working capital rates	14.9% - 15.3%	(5.1%) - (5.6%)

Key assumptions for operating margin rates and non-cash working capital rates for Consulting Services - Global are calculated on net revenue, whereas Construction Services rates are calculated on gross revenue.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-38

13. Intangible Assets

	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 21) $

Cost
December 31, 2015	146.3	12.9	63.0	9.9	232.1	(8.1)
Additions	-	-	25.7	-	25.7	-
Additions – internal development	-	-	0.6	-	0.6	-
Additions arising on acquisitions	246.9	50.6	27.6	29.1	354.2	(2.8)
Removal of fully amortized assets	(0.3)	(9.5)	(16.5)	(1.5)	(27.8)	0.5
Impact of foreign exchange	6.1	1.5	(2.8)	0.9	5.7	0.1

December 31, 2016	399.0	55.5	97.6	38.4	590.5	(10.3)
Additions	-	-	5.7	-	5.7	-
Additions arising on acquisitions	3.2	2.7	-	0.2	6.1	-
Disposals – Innovyze	(78.1)	-	(19.1)	(6.1)	(103.3)	-
Disposals – other	-	-	(3.3)	-	(3.3)	-
Removal of fully amortized assets	(13.8)	(6.2)	(15.7)	(3.1)	(38.8)	2.5
Impact of foreign exchange	(20.8)	(4.1)	0.4	(1.9)	(26.4)	0.6

December 31, 2017	289.5	47.9	65.6	27.5	430.5	(7.2)

Accumulated amortization
December 31, 2015	59.3	6.0	25.4	3.3	94.0	(4.1)
Current year amortization	26.8	22.3	21.6	6.9	77.6	(1.9)
Removal of fully amortized assets	(0.3)	(9.5)	(16.5)	(1.5)	(27.8)	0.4
Impact of foreign exchange	(0.8)	0.4	(2.3)	(0.1)	(2.8)	0.1

December 31, 2016	85.0	19.2	28.2	8.6	141.0	(5.5)
Current year amortization	30.2	26.4	17.2	8.3	82.1	(1.9)
Disposals – Innovyze	(7.2)	-	(1.1)	-	(8.3)	-
Disposals – other	-	-	(2.7)	-	(2.7)	-
Removal of fully amortized assets	(13.8)	(6.2)	(15.7)	(3.1)	(38.8)	2.5
Impact of foreign exchange	(3.8)	(1.8)	1.0	(0.6)	(5.2)	0.4

December 31, 2017	90.4	37.6	26.9	13.2	168.1	(4.5)

Net book value
December 31, 2016	314.0	36.3	69.4	29.8	449.5	(4.8)

December 31, 2017	199.1	10.3	38.7	14.3	262.4	(2.7)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Software includes finance leases with a net book value of $16.5 (2016 – $23.0).

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions and internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal methods. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount at the CGU level. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-39

contracts with clients, margins, market conditions, and the useful lives of the assets. During 2017, the Company concluded that there were no indicators of impairment to intangible assets.

14. Investments in Joint Ventures and Associates

The Company has interests in a number of joint ventures and associates that are private entities not listed on any public exchange. All operations are continuing.

Movement in investments in joint ventures and associates	December 31 2017 $	December 31 2016 $

Balance, beginning of the year	9.2	4.5
Additions arising on acquisitions	-	3.0
Share of total comprehensive income	2.6	2.4
Dividends and distributions received	(2.0)	(0.8)
Impact of foreign exchange	(0.1)	0.1

Balance, end of the year	9.7	9.2

The Company’s interests in joint ventures include a 40% investment in PAE (New Zealand) Limited (PAE) and a 50% investment in ESH MWH Limited (ESH) which operates in the United Kingdom. Both joint ventures provide construction services. No dividends were paid in 2017 and 2016. The significant financial information for these joint ventures, based on their financial statements, are as follows:

	For the year ended December 31		For the year ended December 31
	2017		2016

	PAE	ESH	PAE	ESH
	$	$	$	$

Revenue	61.3	30.1	28.6	-
Other expenses	58.7	30.1	27.6	-
Income tax expense	0.6	-	0.6	-

Net income for the year	2.0	-	0.4	-

Total comprehensive income	2.0	-	0.4	-

The Company has immaterial joint ventures and associates. Summarized financial information for the Company’s share of these immaterial entities are as follows:

	December 31 2017 $	December 31 2016 $
Total comprehensive income	1.8	2.2
Aggregate carrying value	5.0	5.1

Activities classified as joint operations are accounted for in the consolidated financial statements by reflecting, line by line, the Company’s share of the assets held jointly, liabilities incurred jointly, and revenue and expenses arising from the joint operation (note 35).

To support the activities of certain joint ventures and associates, the Company and the other investors in the joint ventures have agreed to make additional contributions in proportion to their interests to make up any losses, if required. In addition, for certain joint ventures and associates, the profits will not be distributed until the parties to the arrangement provide consent for distribution.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-40

15. Other Financial Assets

	December 31 2017 $	December 31 2016 $

Investments held for self-insured liabilities	147.1	141.1
Holdbacks on long-term contracts	39.6	33.9
Indemnifications	2.4	2.4
Other	6.3	3.6

	195.4	181.0
Less current portion	9.3	20.9

Long-term portion	186.1	160.1

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive (loss) income.

Their fair value and amortized cost are as follows:

	December 31 2017 $		December 31 2016 $
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	97.7	98.6	93.0	93.1
Equity securities	49.4	48.3	46.6	39.9
Term deposits	-	-	1.5	1.5

Total	147.1	146.9	141.1	134.5

The bonds bear interest at rates ranging from 0.75% to 5.15% per annum (December 31, 2016 – 0.88% to 4.88%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	December 31 2017 $	December 31 2016 $

Within one year	5.6	18.6
After one year but not more than five years	73.5	64.8
More than five years	18.6	9.6

Total	97.7	93.0

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 19). During 2017, the change to provisions and indemnification assets relating to prior acquisitions was $0.2 (2016 – increased by $1.2) due to new information obtained in the year.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-41

16. Other Assets

	December 31 2017 $	December 31 2016 $

Investment tax credits	9.2	14.1
Transaction costs on long-term debt	4.9	5.8
	14.1	19.9
Less current portion	4.7	4.7

Long-term portion	9.4	15.2

17. Trade and Other Payables

	December 31 2017 $	December 31 2016 $

Trade accounts payable	367.1	363.9
Employee and payroll liabilities	248.8	270.7
Accrued liabilities	88.7	83.5

Trade and other payables	704.6	718.1

18. Long-Term Debt

	December 31 2017 $	December 31 2016 $

Notes payable	60.8	127.2
Revolving credit facilities	209.9	416.1
Term loan	458.5	454.1
Finance lease obligations	10.4	23.1

	739.6	1,020.5
Less current portion	198.2	91.9

Long-term portion	541.4	928.6

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 7). The weighted average rate of interest on the notes payable at December 31, 2017, was 3.46% (2016 – 3.45%). The notes payable may be supported by promissory notes and are due at various times from 2018 to 2020. The aggregate maturity value of the notes at December 31, 2017, was $61.9 (2016 – $129.4). At December 31, 2017, $57.4 (US$45.7) (2016 – $122.3 (US$91.1)) of the notes’ carrying amount was payable in US funds.

Revolving credit facilities and term loan

On May 6, 2016, the Company entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800.0 and a $450.0 senior secured term loan in three tranches. This agreement allows the Company access to an additional $200.0, subject to approval, under the same terms and conditions. The revolving credit facility expires on May 6, 2021, and may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150.0 each (due May 6, 2018, and May 6, 2019, respectively), and tranche C was originally drawn in US funds of $116.7 (due May 6, 2020). On May 5, 2017, the Company reached an agreement to extend the maturity date of its $800.0 senior secured revolving credit facility from May 6, 2020, to May 6, 2021, and to

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-42

redenominate tranche C of its senior secured term loan from US funds of $116.7 to Canadian funds of $160.0. The term loan was recorded net of transaction costs of $3.3, which are amortized over the life of the three tranches.

The Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; in US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary, depending on the Company’s leverage ratio (a non-IFRS measure), from 0 to 175 for Canadian prime and US base rate loans and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. As security for the obligations under these facilities, the Company and certain of its subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs. The Credit Facilities contain restrictive covenants (note 28).

At December 31, 2017, $106.9 (US$85.0) of the revolving credit facility was payable in US funds, and $103.0 was payable in Canadian funds. At December 31, 2016, $114.1 (US$85.0) of the revolving credit facility was payable in US funds and $302.0 was payable in Canadian funds. At December 31, 2017, $460.0 of the term loan was payable in Canadian funds. At December 31, 2016, $156.7 (US $116.7) of the term loan was payable in US funds and $300.0 was payable in Canadian funds. The average interest rate applicable at December 31, 2017, for the Credit Facilities was 3.20% (2016 – 3.13%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2017, the Company had issued and outstanding letters of credit that expire at various dates before January 2019, are payable in various currencies, and total $51.8 (2016 – $54.7). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2017, $538.3 (2016 – $329.2) was available in the revolving credit facility for future activities.

At December 31, 2017, there were $4.3 (2016 – $3.6) in additional letters of credit issued and outstanding, outside of the Company’s revolving credit facility. These were issued in various currencies and expire at various dates before November 2018.

Surety facilities

The Company has surety facilities to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At December 31, 2017, the Company issued bonds under these surety facilities totaling $0.2 (2016 – $0.2) in Canadian funds, $587.1 (US$467.0) (2016 – $430.6 (US$320.7)) in US funds, and $1.0 (2016 – $1.3) in other foreign currencies. These bonds expire at various dates before December 2021.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At December 31, 2017, finance lease obligations included finance leases bearing interest at rates ranging from 1.4% to 5.25% (2016 – 1.37% to 5.93%). These finance leases expire at various dates before November 2021.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

	December 31 2017 $	December 31 2016 $

Within one year After one year but not more than five years	7.4 3.1	12.9 10.4

Total minimum lease payments	10.5	23.3

Present value of minimum lease payments	10.4	23.1

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-43

19. Provisions

	December 31 2017 $	December 31 2016 $

Provision for self-insured liabilities	72.5	69.4
Provisions for claims	18.9	25.2
Onerous contracts	4.8	10.8
End of employment benefit plans	13.6	11.3

	109.8	116.7
Less current portion	28.1	36.0

Long-term portion	81.7	80.7

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting and construction services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, the Company may be subject to claims for which it is only partly insured or it is completely insured. Damages assessed in connection with and the cost of defending such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

During the year, claims related to pre-acquisition contracts not covered by the Company’s self-insurance have developed. It is not practical to estimate the potential effect of these claims; however, management believes it is not probable that resolution of these claims will result in an outflow and the Company has or will be asserting various affirmative claims of its own related to the same projects.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position.

Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities	December 31 2017 $	December 31 2016 $

Provision, beginning of the year	69.4	61.5
Current-year provisions	23.9	10.5
Claims from acquisitions	-	8.0
Payment for claims settlement	(17.5)	(9.6)
Impact of foreign exchange	(3.3)	(1.0)

Provision, end of the year	72.5	69.4

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-44

The current and long-term portions of the provision for self-insured liabilities are determined based on an actuarial estimate. At December 31, 2017, the long-term portion was $65.9 (2016 – $64.0).

Provisions for claims	December 31 2017 $	December 31 2016 $

Provisions, beginning of the year	25.2	13.3
Current-year provisions	2.3	2.3
Claims from acquisitions	0.2	23.6
Claims paid or otherwise settled	(6.8)	(11.3)
Impact of foreign exchange	(2.0)	(2.7)

Provisions, end of the year	18.9	25.2

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 7 and 15).

Onerous contracts	December 31 2017 $	December 31 2016 $

Liability, beginning of the year	10.8	10.7
Current-year provisions	0.7	4.3
Resulting from acquisitions	-	2.5
Costs paid or otherwise settled	(6.4)	(6.6)
Impact of foreign exchange	(0.3)	(0.1)

Liability, end of the year	4.8	10.8

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until 2024. The Company anticipates a lease exit liability of approximately $15.0 to be recorded in the fourth quarter of 2018 in relation to its corporate office move.

20. Net Employee Defined Benefit Liability

The Company sponsors defined benefit pension plans (the Plans) covering certain full-time employees and past employees, primarily in the United Kingdom. The benefits for the defined benefit pension plans are based on final compensation and years of service. The Plans ceased all future service benefits, although the future salary link has been retained for certain continuing active members.

The Plans are governed by the laws of the United Kingdom. Each pension plan has a board of trustees–consisting of four employer-appointed trustees (one of these is a professional trustee) and two member-nominated trustees–that is responsible for administering the assets and defining the investment policies of the Plans.

The funding objective of each pension plan is to have sufficient and appropriate assets to meet actuarial liabilities. The board of trustees reviews the level of funding required based on separate triennial actuarial valuations for funding purposes; the most recent was completed as at March 31, 2017. The Plans require that contributions be made to separately administered funds, which are maintained independently by custodians. The Company expects to contribute $14.9 to the Plans in 2018.

The Plans expose the Company to a number of risks, including changes to long-term UK interest rates and inflation expectations, movements in global investment markets, changes in life expectancy rates, foreign exchange risk, and regulatory risk from changes in UK pension legislation. The Company is also exposed to price risk because the Plan assets include significant investments in equities.

Guaranteed annuities, purchased for certain plan members upon retirement, protect a portion of the Plans from changes in interest rates and longevity post-retirement. Post-retirement benefits that are fully matched with insurance policies have been included in both the asset and liability figures in the following tables.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-45

A program of liability-driven investments (LDI) has been implemented to hedge a portion of the Plans’ long-term interest rate risk. The LDI program is at a relatively early stage and relates to only a portion of the Plans’ investments; therefore, the Plans remain exposed to significant interest rate risk, along with the other risks mentioned above.

The following table shows a reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components:

	2017			2016
	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Liability $	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Liability $

Balance, beginning of the year	374.6	(324.1)	50.5	383.6	(339.8)	43.8

Included in profit or loss
Interest expense (income)	10.4	(8.9)	1.5	7.5	(6.7)	0.8
Administrative expenses paid by the Plans	-	1.0	1.0	-	0.9	0.9

	10.4	(7.9)	2.5	7.5	(5.8)	1.7

Included in other comprehensive income
Return on the plan assets (excluding interest income)	-	(30.1)	(30.1)	-	(19.5)	(19.5)

Actuarial (gains) losses arising from:
Changes in demographic assumptions	(8.1)	-	(8.1)	(1.3)	-	(1.3)
Changes in financial assumptions	29.5	-	29.5	35.0	-	35.0
Experience adjustments	(5.3)	-	(5.3)	3.2	-	3.2
Effect of movement in exchange rates	10.2	(9.4)	0.8	(45.0)	40.1	(4.9)

	26.3	(39.5)	(13.2)	(8.1)	20.6	12.5

Other
Benefits paid	(13.6)	13.6	-	(8.4)	8.4	-
Contributions by employer	-	(21.3)	(21.3)	-	(7.5)	(7.5)

	(13.6)	(7.7)	(21.3)	(8.4)	0.9	(7.5)

Balance, end of the year	397.7	(379.2)	18.5	374.6	(324.1)	50.5

Presented in the statement of financial position as:

	December 31 2017 $	December 31 2016 $

Net defined benefit asset	(12.7)	-
Net defined benefit liability	31.2	50.5

	18.5	50.5

The Company has an unconditional right to derive economic benefit from the above surplus and has, therefore, recognized a net defined benefit asset.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-46

The major categories of plan assets, measured at fair value, are as follows:

	December 31 2017 $	December 31 2016 $

Cash and cash equivalents	2.9	8.8

Investments quoted in active markets (mutual funds and exchange-traded funds):
Equities	110.1	80.8
Corporate bonds and fixed income	45.0	36.1
Property funds	6.6	8.0

Unquoted investments (insurance contract):
Annuity policies	102.9	90.5
Equities and property	69.5	59.0
Corporate bonds	22.7	19.1
Cash and cash equivalents	19.5	21.8

Fair Value of the plan assets	379.2	324.1

The investment policy for the Plans is to balance risk and return. Approximately 40% of the plan assets are invested in mutual funds and exchange-traded funds (both are fair valued using quoted market prices) or held in cash. Approximately 30% of the plan assets are held in annuity policies which are purchased for certain plan members upon retirement. The fair value of these policies reflects the value of the obligation for these retired plan members and is determined using actuarial techniques and guaranteed annuity rates. The remaining assets of the Plans are invested in a wholly insured with-profits insurance contract with a major insurance company. Contributions made to this contract are invested in insurance policies administered by third parties, which provide for a declared rate of interest. The yields on the investments are intended to provide for a steady return on the assets, which is not wholly dependent on stock market fluctuations, to reflect the long-term performance of the investment. The insurance contract is fair valued using valuation techniques with market observable inputs.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. The principal assumptions used in determining pension benefit obligations for the Plans are shown below (expressed as weighted averages):

	December 31 2017	December 31 2016

Discount rate	2.47%	2.68%
Rate of increase in salaries	3.51%	4.50%
Rate of inflation, pre-retirement	2.40%	2.45%
Rate of increase in future pensions payment	3.53%	3.58%

Life expectancy at age 65 for current pensioners:
Male	22 years	22 years
Female	24 years	24 years

Life expectancy at age 65 for current members aged 40:
Male	23 years	24 years
Female	26 years	26 years

At December 31, 2017, the weighted average duration of the defined benefit obligation was 15 years (2016 – 14 years).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-47

Quantitative sensitivity analyses showing the impact on the defined benefit obligation for significant assumptions are as follows:

	December 31 2017		December 31 2016

	Increase $	Decrease $	Increase $	Decrease $

Change in discount rate by 0.25%	(11.2)	11.8	(10.5)	11.0
Change in pre-retirement inflation rate by 0.25%	3.9	(3.8)	3.5	(3.3)
Change in salary growth by 0.25%	0.5	(0.5)	0.8	(0.6)
Change in pension increase assumption by 0.25%	6.4	(6.1)	0.8	(0.8)
Increase of one year in the life expectancy	6.0	n/a	4.6	n/a

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption and keeping all other assumptions constant, and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

21. Other Liabilities

	Note	December 31 2017 $	December 31 2016 $

Deferred gain on sale leaseback		0.5	1.1
Lease inducement benefits		57.2	50.3
Lease disadvantages		2.7	4.8
Deferred share units payable	25	15.5	16.2
Other cash-settled share-based compensation	25	7.0	8.0
Liability for uncertain tax positions		31.3	28.8

		114.2	109.2
Less current portion		22.2	20.8

Long-term portion		92.0	88.4

22. Derivative Financial Instruments

During the year ended December 31, 2016, the Company entered into US$773.0 foreign currency forward contract agreements to purchase US$773.0 for $1,009.0 at fixed rates varying from 1.3236 to 1.28655 that matured on May 6, 2016. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on the purchase price of MWH that was to be paid in US dollars. The fair value of the contracts resulted in a realized loss of $10.2 in 2016. The Company designated these foreign currency forward contracts as a cash flow hedge which was effective to the date of maturity.

23. Commitments

The Company has various operating lease commitments, including commitments for annual basic premises rent under long-term leases and equipment and vehicle operating leases. The Company also has purchase obligations for cloud services, software support, and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-48

Future minimum rental payments payable under noncancellable operating leases and purchase obligations as at December 31, 2017, are as follows:

$

Within one year	214.4
After one year but not more than five years	571.5
More than five years	349.2

1,135.1

The premises rental expense for the year ended December 31, 2017, was $178.1 (2016 – $165.0).

Sublease rental income for the year ended December 31, 2017, was $7.4 (2016 – $6.0). Future minimum sublease payments expected to be received under noncancellable sublease agreements as at December 31, 2017, are $16.8 (2016 – $20.9).

24. Contingencies and Guarantees

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 19. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in limited circumstances, surety bonds and guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. In most cases, the potential payment amount of an outstanding indemnification or guarantee is limited to the remaining cost of work to be performed under engineering and construction contracts. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications or guarantees, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications and guarantees.

25. Share Capital

Authorized

Unlimited        Common shares, with no par value

Unlimited        Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2017, 465,713 (2016 – 572,825) common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $14.4 (2016 – $18.2). Of this amount, $3.6 (2016 – $1.9) reduced share capital

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-49

and $10.8 (2016 – $16.3) was charged to retained earnings. On November 2, 2017, the Company received approval from the TSX respecting the renewal of the Company’s Normal Course Issuer Bid, which enables it to purchase up to 2,278,747 common shares during the period November 14, 2017 to November 13, 2018.

During 2017, the Company recognized a share-based compensation expense of $9.5 (2016 – $8.9) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $4.9 (2016 – $4.4) related to the amortization of the fair value of options granted and $4.6 (2016 – $4.5) related to the cash-settled share-based compensation (deferred share units (DSUs) and performance share units (PSUs)).

The fair value of the amortized portion of the options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2017.

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
February 22, 2017	March 31, 2017	April 13, 2017	0.1250	14.3
May 10, 2017	June 30, 2017	July 13, 2017	0.1250	14.2
August 8, 2017	September 29, 2017	October 12, 2017	0.1250	14.2
November 8, 2017	December 31, 2017	January 11, 2018	0.1250	-

At December 31, 2017, trade and other payables included $14.3 (2016 – $12.8) related to the dividends declared on November 8, 2017.

Share-based payment transactions

In 2017, under the long-term incentive program, the Company granted share options and PSUs. The Company also has a DSU plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 4,426,237 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and May 16, 2022.

	For the year ended		For the year ended
	December 31		December 31
	2017		2016
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Shares	per share	Shares	per share
	#	$	#	$

Share options, beginning of the year	3,655,020	28.33	2,980,601	26.17
Granted	1,229,689	31.75	995,904	32.83
Exercised	(376,160)	21.09	(254,156)	19.76
Forfeited	(82,312)	31.57	(67,329)	31.45

Share options, end of the year	4,426,237	29.84	3,655,020	28.33

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-50

The options held by officers and employees at December 31, 2017, were as follows:

Options Outstanding				Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Exercise		Average	Exercise
Range of Exercise		Remaining	Price per	Shares	Remaining	Price per
Prices per share	Outstanding	Contractual	share	Exercisable	Contractual	share
$	#	Life in Years	$	#	Life in Years	$

14.33 – 14.88	337,714	0.87	14.73	337,714	0.87	14.73
20.88	432,367	2.16	20.88	432,367	2.16	20.88
31.75 – 32.90	3,656,156	3.86	32.29	1,516,836	3.58	32.56

14.33 – 32.90	4,426,237	3.46	29.84	2,286,917	2.91	27.72

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility and expected hold period to exercise.

In 2017, the Company granted 1,229,689 (2016 – 995,904) share options. The estimated fair value of options granted at the share market price on the grant date was $5.03 per share (2016 – $5.22) and was determined using the weighted average assumptions indicated below:

	2017	2016

Volatility in the price of the Company’s shares (%)	24.13	23.73
Risk-free interest rate (%)	0.81	0.76
Expected hold period to exercise (years)	3.50	3.50
Dividend yield (%)	1.575	1.370
Exercise price ($)	31.75	32.83

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share options. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the options. The options have a contractual life of five years.

A summary of the status of the Company’s non-vested options as at December 31, 2017, and of changes in the period are as follows:

		Weighted Average
		Grant Date
	Number of Shares	Fair Value
	Subject to Option	per share
	#	$
Non-vested share options, beginning of the year	1,826,629	5.78
Granted	1,229,689	5.03
Vested	(852,874)	5.98
Forfeited	(64,124)	5.46

Non-vested share options, end of the year	2,139,320	5.28

At December 31, 2017, 2,139,320 (2016 – 1,826,629) options remain unvested. At December 31, 2017, a total compensation cost of $4.8 (2016 – $3.9) relating to the Company’s share option plans remained unrecognized. This cost is expected to be recognized over a weighted average period of 1.06 years (2016 – 0.98 years).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-51

b) Performance share units

Under the Company’s long-term incentive program, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. For PSUs issued in 2017 onward, the price will be based on the weighted-by-volume average of the closing market price of the Company’s common shares for the last 5 trading days preceding the anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During 2017, 284,777 PSUs were issued (2016 – 233,255), and 19,617 PSUs were forfeited (2016 – 5,243). At December 31, 2017, 685,233 PSUs were outstanding at a fair value of $14.3 (2016 – 576,055 PSUs were outstanding at a fair value of $15.5).

c) Deferred share units

The directors of the board receive DSUs and, on an annual basis, elect to receive an additional fixed value compensation in the form of either DSUs or cash payment, less withholding amounts, to purchase common shares. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During 2017, 38,625 DSUs (2016 – 37,325) were issued. At December 31, 2017, 438,969 DSUs were outstanding at a fair value of $15.5 (2016 – 466,365 DSUs were outstanding at a fair value of $16.2).

26. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following:

•	Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly

•	Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity’s own assumptions and are not based on observable market data

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2017, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the year ended December 31, 2017, no transfers were made between levels 1 and 2 of the fair value measurements.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-52

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis as at December 31, 2017:

Quoted Prices in
			Active Markets for	Significant Other	Significant
		Carrying	Identical Items	Observable Inputs	Unobservable Inputs
		Amount	(Level 1)	(Level 2)	(Level 3)
	Note	$	$	$	$

Investments held for self-insured liabilities	15	147.1	-	147.1	-

Investments held for self-insured liabilities consist of government and corporate bonds, and equity securities. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at December 31, 2017:

Quoted Prices in
		Fair Value	Active Markets for	Significant Other	Significant
		Amount of	Identical Items	Observable Inputs	Unobservable Inputs
		Liability	(Level 1)	(Level 2)	(Level 3)
	Note	$	$	$	$

Notes payable	18	60.7	-	60.7	-

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

27. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, trade and other receivables, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which at December 31, 2017, was $1,252.6 (2016 – $1,203.5).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds, equity securities, and term deposits. The Company believes the risk associated with corporate bonds, equity securities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at December 31, 2017, was 55 days (2016 – 57 days).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-53

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $800.0 revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at December 31, 2017, was $538.3 (2016 – $329.2). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 as defined in note 28.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

December 31, 2017
Trade and other payables	704.6	704.6	-	-
Long-term debt	740.8	198.4	541.4	1.0
Other financial liabilities	10.9	1.8	7.5	1.6

Total contractual obligations	1,456.3	904.8	548.9	2.6

December 31, 2016
Trade and other payables	718.1	718.1	-	-
Long-term debt	1,023.0	92.4	929.5	1.1
Other financial liabilities	10.0	2.4	7.6	-

Total contractual obligations	1,751.1	812.9	937.1	1.1

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and the term loan outstanding in future periods. Further information on long-term debt is included in note 18.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility and term loan balances at December 31, 2017, was 0.5% higher, with all other variables held constant, net income would have decreased by $2.5. If it was 0.5% lower, an equal and opposite impact on net income would have occurred.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities.

If exchange rates were 1.0% lower at December 31, 2017, with all other variables held constant, net income would have increased by less than $0.2. If they were 1.0% higher, an equal and opposite impact on net income would have occurred.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-54

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified.

A 1.0% increase in equity prices at December 31, 2017, would have increased the Company’s comprehensive income by $0.4. A 1.0% decrease would have had an equal and opposite impact on comprehensive income.

28. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining a net debt to EBITDA ratio below 2.5. This target is established annually and monitored quarterly, and is the same as in 2016.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at December 31, 2017, was 1.16 (2016 – 2.38), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

The Company is subject to restrictive covenants related to its Credit Facilities (measured quarterly). These covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2017.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-55

29. Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31

	2017%	2016%

Income tax expense at statutory Canadian rates	27.0	27.0
Increase (decrease) resulting from:
Rate differential on foreign income	4.0	5.2
Unrecognized tax losses and temporary differences	(0.5)	1.1
Non-deductible acquisition-related costs	-	1.2
Non-deductible meals and entertainment	0.9	1.0
Income from associated companies	(0.3)	0.7
Non-taxable foreign income	(4.1)	(7.3)
Research and development and other tax credits	(2.7)	(1.3)
Disposition of a subsidiary	30.3	-
Reorganization of corporate structure	1.2	-
Statutory rate change on deferred tax balances	(4.8)	-
Transition tax related to US tax reform	11.8	-
Other	0.4	0.2

	63.2	27.8

The major components of current income tax expense are as follows:

	For the year ended December 31

	2017 $	2016 $

On-going operations	34.4	37.7
Disposition of subsidiary	124.1	-
Transition tax related to US tax reform	31.2	-
Reorganization of corporate structure	3.2	-

Total current income tax expense	192.9	37.7

The major components of deferred income tax (recovery) expense are as follows:

	For the year ended December 31

	2017 $	2016 $

Origination and reversal of timing differences	16.4	12.7
Change of tax rates	0.6	(1.9)
Unrecognized tax losses and temporary differences	0.4	1.8
Recovery arising from previously unrecognized tax assets	(1.6)	-
Revaluation due to US tax reform	(12.6)	-
Disposition of a subsidiary	(29.6)	-

Total deferred income tax (recovery) expense	(26.4)	12.6

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-56

Significant components of the Company’s net deferred income tax assets (liabilities) are as follows:

	December 31 2017 $	December 31 2016 $

Deferred income tax assets (liabilities)
Differences in timing of taxability of revenue and deductibility of expenses	36.1	69.3
Loss and tax credit carryforwards	9.6	22.2
Employee defined benefit plan	3.3	8.7
Carrying value of property and equipment less than (in excess of) tax cost	(3.6)	4.6
Carrying value of intangible assets in excess of tax cost	(78.8)	(150.7)
Cash to accrual adjustment on acquisition of US subsidiaries	(2.5)	(7.8)
Other	4.5	0.3

	(31.4)	(53.4)

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31 2017 $	December 31 2016 $

Balance, beginning of the year	(53.4)	(10.0)
Tax recovery during the year recognized in net income	26.4	(12.6)
Impact of foreign exchange	1.8	(4.5)
Deferred taxes acquired through business combinations	(0.8)	(28.3)
Tax effect on other comprehensive income	(2.4)	2.9
Other	(3.0)	(0.9)

Balance, end of the year	(31.4)	(53.4)

At December 31, 2017, except as noted below, all loss carryforwards and deductible temporary differences available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements.

	December 31 2017 $	December 31 2016 $

Deductible temporary differences	12.8	8.8

Non-capital tax losses:
Expire (2018 to 2037)	16.3	36.8
Never expire	72.2	54.0
	88.5	90.8

Capital tax losses:
Never expire	5.5	10.3

	106.8	109.9

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act (the Tax Act). This significantly changed US tax laws in a number of ways including but not limited to reducing the corporate tax rate from 35% to 21% and moving from a worldwide tax system to a territorial system.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-57

In reporting periods before the Tax Act, the Company’s intent was not to repatriate foreign earnings, therefore, deferred tax was not recorded since it was not probable it would reverse in the foreseeable future. As a result of the enactment of the legislation, the Company incurred a $31.2 (US$24.5) one-time transition tax on deemed mandatory repatriation of earnings. The US federal portion of this tax was $29.3 (US$23.0), when adjusted for foreign tax credits previously recognized of $9.1 (US$7.1), resulted in a net transition tax liability of approximately $20.2 (US$15.9), and is payable over eight years with no interest charged. The state liability portion of this tax was approximately $1.9 (US$1.5) and is due in 2018. The proportion of US federal tax due, net of foreign tax credits, is 8% from 2018 to 2022, 15% in 2023, 20% in 2024, and 25% in 2025.

In addition, the Company’s deferred tax assets and liabilities have been remeasured using a tax rate of 21%. Included in deferred income tax expense for changes in tax rate is a $12.6 (US$9.9) in recovery.

The Tax Act requires complex computations to be performed that were not previously required in US tax law, judgements to be made in interpretation of the provisions of the Tax Act, significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The US Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the Tax Act will be applied or otherwise administered that is different from the Company’s interpretation. At this time, the Company made its best estimate on each aspect of the tax law changes. As the Company completes its analysis, collects and prepares necessary data, and interprets any additional guidance, the Company may make changes to its estimates on a prospective basis. In particular,estimates were used to determine the one-time transition tax and the remeasurement of deferrred tax assets and liabilities.

30. Net Interest Expense and Other Net Finance Expense

Net interest expense	For the year ended December 31

	2017 $	2016 $

Interest on notes payable	2.9	4.4
Interest on revolving credit facilities	24.4	19.8
Interest on senior secured notes	-	5.8
Interest on finance leases	0.1	0.3
Other	1.6	1.1

Total interest expense	29.0	31.4

Interest income on available-for-sale investment debt securities	(2.4)	(2.1)
Other	(0.8)	(0.7)

Total interest income	(3.2)	(2.8)

Net interest expense	25.8	28.6

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-58

Other net finance expense	For the year ended
	December 31
	2017 $	2016 $

Amortization on available-for-sale investment debt securities	0.6	0.4
Bank charges	8.6	7.4

Total other finance expense	9.2	7.8

Realized gain on sale of available-for-sale investment debt securities	(1.4)	(0.1)
Derecognition of notes payable	(0.7)	(1.3)

Other net finance expense	7.1	6.4

31. Employee Costs

		For the year ended December 31

		2017	2016

	Note	$	$

Wages, salaries, and benefits		2,444.8	2,211.7
Pension costs		70.2	58.9
Share-based compensation	25	9.5	8.9

Total employee costs		2,524.5	2,279.5

Direct labor		1,589.4	1,422.1
Indirect labor		935.1	857.4

Total employee costs		2,524.5	2,279.5

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs is $67.7 (2016 – $57.2) related to defined contribution plans.

32. Other (Income) Expense

	For the year ended December 31

	2017	2016

	$	$

Loss on sale of property and equipment	0.2	1.5
Realized gain on available-for-sale equity securities	(9.6)	-
Other	(0.6)	(1.3)

Total other (income) expense	(10.0)	0.2

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-59

33. Earnings Per Share

The number of basic shares outstanding and diluted common shares, calculated on a weighted average basis, is as follows:

	December 31	December 31
	2017	2016
	#	#

Basic shares outstanding	113,991,507	107,006,168
Share options (dilutive effect of 4,426,237 options; 2016 – 3,655,020 options)	361,413	319,623

Diluted shares	114,352,920	107,325,791

At December 31, 2017, and 2016, no options were antidilutive.

34. Cash Flow Information

Cash flows from operating activities determined by the indirect method are as follows:

	For the year ended
	December 31
	2017	2016
	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Net income for the year	97.0	130.5
Add (deduct) items not affecting cash:
Depreciation of property and equipment	54.6	51.2
Amortization of intangible assets	80.2	75.7
Deferred income taxes	(26.4)	12.6
Loss (gain) on sale of property and equipment	0.2	1.5
Realized gain on available-for-sale equity securities	(9.6)	-
Gain on sale of a subsidiary	(54.6)	-
Share-based compensation	9.5	8.9
Provision for self-insured liabilities and claims	26.2	12.8
Share of income from joint ventures and associates	(2.6)	(2.4)
Other non-cash items	5.0	(2.6)

	179.5	288.2

Trade and other receivables	70.7	32.8
Unbilled revenue	58.9	1.9
Prepaid expenses	15.9	(1.5)
Income taxes recoverable	143.7	(4.8)
Trade and other payables	(172.8)	1.7
Deferred revenue	(32.2)	(32.6)

	84.2	(2.5)

Cash flows from operating activities	263.7	285.7

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-60

A reconciliation of liabilities arising from financing activities for the year ended December 31, 2017 is as follows:

		Statement of Cash Flows		Non-cash Changes
	January 1		Repayments	Foreign		December 31
	2017	Proceeds	or Payments	Exchange	Other	2017
	$	$	$	$	$	$

Revolving credit facilities	416.1	259.4	(462.4)	(3.2)	-	209.9
Term loan	454.1	-	-	3.3	1.1	458.5
Finance lease obligations	23.1	-	(12.7)	(0.1)	0.1	10.4
Dividends to shareholders	12.8	-	(55.5)	-	57.0	14.3

Total liabilities from financing activities	906.1	259.4	(530.6)	-	58.2	693.1

35. Related-Party Disclosures

At December 31, 2017, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures and associates. These transactions involve providing or receiving services entered into in the normal course of business.

The Company owns 100% of the voting and restricted securities of the entities below, except for certain non-controlling interests as noted.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
AIVEK Stantec Limited Partnership*	Newfoundland and Labrador, Canada
Brycon-MWHC Joint Venture*	Unincorporated
Bury – AUS, Inc.	Texas, United States
Bury – DFW, Inc.	Texas, United States
Bury – HOU, Inc.	Texas, United States
Bury – SAN, Inc.	Texas, United States
Bury Holdings, Inc.	Texas, United States
Edwards and Zuck Consulting Engineers, D.P.C.	New York, United States
ENTRAN of Virginia, PLLC	Virginia, United States
FST Engineers, Inc.	New York, United States
Harza International Development Company, LLC	Delaware, United States
Hawksley Consulting Pty Limited	Australia
Houston Airport Alliance*	Unincorporated
International Insurance Group Inc.	Barbados
Montgomery Watson (Bermuda) Ltd.	Bermuda
Montgomery Watson Harza (MWH) Mühendislik ve Müsavirlik Limited Sirketi	Turkey
Mustang Acquisition Holdings Inc.	Delaware, United States
MWH (Fiji) Limited	Fiji
MWH-AGS, Inc. JV*	Unincorporated
MWH Americas Inc. Chile, Limitada	Chile
MWH Americas, A New York Corporation	New York, United States
MWH Architects and Engineers, Inc.	Delaware, United States
MWH Canada, Inc.	Canada
MWH Constructors Canada Ltd.	Canada
MWH Constructors Holding B.V.	Netherlands

*Non-controlling interest

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-61

Name	Jurisdiction of Incorporation

MWH Constructors Holdings Limited	Hong Kong
MWH Constructors Israel, Inc.	Delaware, United States
MWH Constructors Nevada, Inc.	Nevada, United States
MWH Constructors NZ	New Zealand
MWH Constructors, Inc.	Delaware, United States
MWH Constructors, Inc. & J.A. Tiberti Construction Co.,Inc.
DBA Nevada Water Solutions Joint Venture*	Unincorporated
MWH Constructors, Inc. & Slayden Construction Group Inc., Joint Venture*	Unincorporated
MWH Consultancy (Malaysia) Sdn Bhd	Malaysia
MWH Consultants (Singapore) Pte Limited	Singapore
MWH DRC S.A.R.L.	Congo
MWH Energy Solutions, Inc.	Delaware, United States
MWH Enterprises, Inc.	Delaware, United States
MWH Environmental Technologies Taiwan Ltd.	Taiwan
MWH Holding B.V.	Netherlands
MWH IFI Limited	Hong Kong
MWH India Private Limited	India
MWH International, Inc.	Delaware, United States
MWH.JHCE JV*	Unincorporated
MWH/Khafra Joint Venture*	Unincorporated
MWH Khonji Bahrain*	Unincorporated
MWH Pakistan (Private) Limited	Pakistan
MWH Panama S.A.	Panama
MWH Peru, S.A.	Peru
MWH Rateware, Inc.	Delaware, United States
MWH Recovery Limited	New Zealand
MWH ResourceNet (India) Private Limited	India
MWH Société anonyme	Belgium
MWH Venezuela C.A.	Venezuela
MWH Venezuela (SA) LLC	Delaware, United States
MWH-WRE*	Unincorporated
R.G. Consulting Group	New Zealand
RDC of Nepal	Cayman Islands
Servicios de Infraestructura SDI C.A.	Venezuela
Slayden Constructors, Inc.	Oregon, United States
Stantec Aircraft Holdings Ltd.	Alberta, Canada
Stantec Argentina S.A.	Argentina
Stantec Asia Limited	Hong Kong
Stantec Australia Pty Ltd	Australia
Stantec B.V.	Netherlands
Stantec Constructors Holding (2017) Limited	United Kingdom
Stantec Consulting (Shanghai) Co., Ltd	China
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting México, S. de R.L. de C.V.	Mexico
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec Delaware III LLC	Delaware, United States

*Non-controlling interest

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-62

Name	Jurisdiction of Incorporation

Stantec Delaware IV LLC	Delaware, United States
Stantec Energy & Resources Inc.	Delaware, United States
Stantec Environmental Engineering (Shanghai) Co., Ltd	China
Stantec Europe Limited	United Kingdom
Stantec Farrer Limited	United Kingdom
Stantec Global Capital Limited	United Kingdom
Stantec Holdings (2017) Limited	United Kingdom
Stantec Holdings	New Zealand
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Limited	England and Wales
Stantec New Zealand	New Zealand
Stantec New Zealand International	New Zealand
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Oceania Limited	United Kingdom
Stantec S.p.A.	Italy
Stantec Technology International Inc.	Delaware, United States
Stantec Treatment Group Limited	United Kingdom
Stantec Treatment Holding Limited	United Kingdom
Stantec Treatment Limited	United Kingdom
Stantec UK Limited	United Kingdom
Stassinu Stantec Limited Partnership*	Newfoundland and Labrador, Canada
Thomas Hawksley Consulting Limited	United Kingdom
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States

*Non-controlling interest

There are no significant restrictions on the Company’s ability to access or use assets or to settle liabilities of its subsidiaries. The financial statements of all subsidiaries are prepared as at the same reporting date as the Company’s.

Structured entities

At December 31, 2017, the Company had management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-63

The following is a list of structured entities that are consolidated in the Company’s financial statements.

Name	Jurisdiction of Incorporation
Architecture Stantec Québec Ltée	Québec, Canada
Consorcio Stantec Architecture Ltd. y Capitel S.A. Limitada	Chile
Harza Associates of New York PLLC	New York, United States
Montgomery Watson Engineers of New York, P.C.	New York, United States
MWH Architects and Engineers of New York, P.C.	New York, United States
RNL Design, Inc.	Colorado, United States
SHW Group LLC	Michigan, United States
Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Connecticut Inc.	Connecticut, United States
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Inc.	Pennsylvania, United States
Stantec Land Surveying Ltd.	British Columbia, Canada
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States
VOA+BBA Design Partnership, L.L.C.	Louisiana, United States
VOA-Ellerbe Becket, LLC	Florida, United States

Joint operations

The Company also conducts its business through the following significant joint operations, which primarily provide construction services.

Name	Ownership Interests	Jurisdiction
Balfour Beatty MWH Joint Venture (The Advance JV)	50%	United Kingdom
Costain MWH Delivery Partner	50%	United Kingdom
Efficient Service Delivery	33%	United Kingdom
MBV Energy Recovery	50%	United Kingdom
MWH Constructors, Israel, Inc. Shikun and Binui - Solei Boneh Infrastructure, Ltd., Joint Venture	50%	Israel
MWHT Costain Joint Venture	50%	United Kingdom
Skanska MWH Balfour Beatty Joint Venture	33%	United Kingdom

Joint ventures and associates

The Company enters into transactions through its investments in joint ventures and associates.

The following table provides the total dollar amount for transactions that have been entered into with related parties.

	For the year ended December 31, 2017			For the year ended December 31, 2016
			Amounts Owed			Amounts Owed
	Sales to	Distributions	by Related	Sales to	Distributions	by Related
	Related Parties	Paid	Parties	Related Parties	Paid	Parties
	$	$	$	$	$	$

Joint ventures	40.6	1.3	11.1	41.5	0.3	28.1
Associates	10.2	0.7	0.8	11.9	0.5	2.4

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-64

Compensation of key management personnel and directors of the Company

		For the year ended
		December 31

		2017	2016
	Note	$	$

Salaries and other short-term employment benefits		11.3	12.3
Directors’ fees		0.8	1.0
Share-based compensation	25	4.0	3.2

Total compensation		16.1	16.5

The Company’s key management personnel include its CEO, chief operating officer, chief business officer, chief financial officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting year. Share-based compensation includes the fair value adjustment for the year.

36. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its two primary service offerings and regional geographic areas.

The three Consulting Services reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The Construction Services reportable segment provides construction management at-risk services primarily on water-related projects.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Comparative figures in the table below were reclassified due to a realignment between the Consulting Services—United States and Consulting Services—Global reportable segments.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-65

Reportable segments

	For the year ended December 31, 2017
	Consulting Services					Adjustments
		United		Construction	Total	and
	Canada	States	Global	Services	Segments	Eliminations	Consolidated
	$	$	$	$	$	$	$

Total gross revenue	1,221.9	2,254.0	664.7	1,126.2	5,266.8	(126.7)	5,140.1
Less inter-segment revenue	30.2	28.0	53.7	14.8	126.7	(126.7)	-

Gross revenue from external customers	1,191.7	2,226.0	611.0	1,111.4	5,140.1	-	5,140.1
Less subconsultants and other direct expenses	164.1	511.3	179.5	867.9	1,722.8	-	1,722.8

Total net revenue	1,027.6	1,714.7	431.5	243.5	3,417.3	-	3,417.3

Gross margin	551.5	958.7	251.7	66.0	1,827.9	-	1,827.9

	For the year ended December 31, 2016
	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
	$	$	$	$	$	$	$

Total gross revenue	1,200.3	2,078.5	495.8	656.9	4,431.5	(131.4)	4,300.1
Less inter-segment revenue	31.5	15.5	72.7	11.7	131.4	(131.4)	-
Gross revenue from external customers	1,168.8	2,063.0	423.1	645.2	4,300.1	-	4,300.1
Less subconsultants and other direct expenses	148.2	467.1	112.9	473.5	1,201.7	-	1,201.7

Total net revenue	1,020.6	1,595.9	310.2	171.7	3,098.4	-	3,098.4

Gross margin	549.7	883.0	180.1	63.5	1,676.3	-	1,676.3

Geographic information: Non-current assets	December 31 2017 $	December 31 2016 $

Canada	452.4	471.2
United States	1,311.2	1,479.8
United Kingdom	119.3	135.9
Other countries	148.7	404.6

Total non-current assets	2,031.6	2,491.5

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-66

Geographic information: Gross revenue	For the year ended December 31
	2017 $	2016 $
Canada	1,202.3	1,168.8
United States	2,923.2	2,468.2
United Kingdom	533.0	318.2
Other countries	481.6	344.9

Total gross revenue from external customers	5,140.1	4,300.1

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services	For the year ended December 31
	2017 $	2016 $

Consulting Services
Buildings	898.1	818.2
Energy & Resources	479.2	418.5
Environmental Services	683.8	636.5
Infrastructure	1,090.4	1,059.7
Water	877.2	722.0
Construction Services	1,111.4	645.2

Total gross revenue from external customers	5,140.1	4,300.1

The Company’s organizational structure for Consulting Services was realigned from four to five business operating units effective January 1, 2017. Gross revenue for comparative figures was reclassified due to this realignment and a realignment of services.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

37. Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2017, investment tax credits of $9.6 (2016 – $5.9) were recorded that reduced administrative and marketing expenses.

38. Events after the Reporting Period

Dividend

On February 21, 2018, the Company declared a dividend of $0.1375 per share, payable on April 12, 2018, to shareholders of record on March 29, 2018.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data		Stantec Inc.
December 31, 2017	F-67